March 27, 2007

<u>**Via Facsimile at 617.951.8736 and U.S. Mail**</u>

John R. Utzschneider, Esq.
J.Q. Newton Davis, Esq.
Bingham McCutchen LLP
150 Federal Street
Boston, Massachusetts 02110

Re: International Electronics, Inc.
**   Preliminary Proxy Statement on Schedule 14A**
**   Filed by Rokonet Industries, U.S.A., Inc. on March 20, 2007**
**   SEC File No. 000-16305**

Gentlemen:

        We have the following comments on your filing.

<u>**Schedule 14A**</u>

<u>General</u>

1.   The cover page implies that only Rokonet is responsible for filing the proxy statement. Please revise the cover page to remove the implication that Risco is not similarly responsible for filing the proxy statement, or advise.

2.   The proxy statement should be amended to affirmatively indicate the time of day during which the meeting will be held.

3.   The proxy statement should be updated to reflect the approximate date on which the proxy statement and form of proxy are expected to be first sent to security holders.

4.   The proxy statement should be updated to reflect the record date.

5.   Advise us, with a review toward revised disclosure, how the proxy statement complies with the requirements of Rule 14a-5(e)(1). At present, it does not appear the proxy statement discloses the deadline for submitting shareholder proposals for inclusion in International's proxy statement or the date after which notice of a shareholder proposal submitted outside the processes of Rule 14a-8 will be considered untimely.

6.   Revise to include Risco as a participant with corresponding disclosures, or advise. See Items 4 and 5 of Schedule 14A.

Broker Non-Votes

7.   Revise to indicate, if true, that security holders must deliver specific instructions to brokers as of a date certain in order to have their shares voted.

Background of the Solicitation

8.   We note the statements that, "Most of the conditions to RISCO's offer are a direct result of management's refusal to negotiate. Management could eliminate the most significant conditions by engaging in discussions with RISCO and supporting its offer, including the conditions related to the Massachusetts Control Share Acquisition Statute and the Massachusetts Business Combination Statute."   Notwithstanding the fact these statements have been reprinted, please revise or qualify these statements to (1) quantify the number of conditions that exist due to the absence of negotiations and (2) remove the implication that the management of International Electronics has the authority to remove the bidders' tender offer conditions.

The Offer

9.   The proxy statement does not quantify the anticipated or foreseeable financial synergies of the combined company's ability to produce, market, and distribute integrated security solutions. This information appears to have not been included despite GSA's decision to award IEI with a five-year contract for electronic access control solutions. Please revise or advise. See Item 5(a)(2) of Schedule 14A.

Other Information

10.   It appears the proxy statement should be updated to include the information required by Item 403 of Regulation S-K regarding beneficial and managerial ownership of IEI's securities that, without cooperation from IEI, could be obtained from public records filed on EDGAR. See Item 6(d) of Schedule 14A.

Closing Comments

       Please respond to these comments by promptly amending the Schedule 14A filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If you do not agree with a comment, tell us why in your response. Direct any questions regarding our comments to me at 202.551.3266.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

- the filing person has been advised the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers
and Acquisitions